Exhibit 99.2

FOTOGRAFÍA COLOR MARKET OVERVIEW AND TRAFFIC FORECAST AEROPUERTOS ARGENTINA 2000 NETWORK Executive summary September 27, 2021

Executive summary Argentina handled 30 Mpax before the COVID-19 outbreak, growing at an average CAGR of 6.9% between Passenger traffic analysis (Mpax) 2010 and 2019… 6.9% International 47% 30.5 Total Mpax 2019 International Domestic 30.0 4.0% 28.9 -70% Domestic 53% Others 10% 30.5 Total Mpax 2019 9.1 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 AA2000 90% Source: ANAC Note: ANAC commercial traffic is shown, domestic traffic counted only once. … but then COVID-19 outbreak hit the world and air transport was one of the lockdowns and travel bans most impacted sectors due to 2 10.2%26.9 23.2 21.5 20.1 14.6 16.517.1 12.7 11.2 9.910.8 12.314.0 6.66.27.38.1 14.2 18.419.2 11.5 11.111.1 8.910.010.5 14.9 15.8 3.2 5.8

Executive summary Argentina has 59 airports, 35 of them are operated by AA2000. EZE is the main international gateway Airport network in Argentina Bolivia to the country (>80% of int’l traffic) Traffic by airport in Argentina (2019) 12,597 Ezeiza - EZE Aeroparque - AEP Córdoba - COR Mendoza - MDZ Bariloche - BCR El Palomar - PAL Iguazú - IGR Salta - SLA Neuquén - NQN Tucumán - TUC Ushuaia - USH Rosario - ROS El Calafate - FTE Comod. Rivadavia - CRD Jujuy - JUJ Mar del Plata - MDQ Trelew - REL Bahía Blanca - BHI Posadas - PSS Resistencia - RES Río Gallegos - RGL Corrientes - CNQ San Juan - SJU Chapelco - CPC Río Grande - RIG Santiago del Estero - SDE Formosa - FMA Santa Fe - SFN Puerto Madryn - PMY San Luis - LUQ La Rioja - IRJ Paraná - PRA Catamarca - CTC San Rafael - AFA Esquel - EQS Santa Rosa - STS Viedma - VDM Río Cuarto - RCU Termas Río Hondo - RHD JUJ SLA TUC 12,247 Paraguay Brasil FMA IRJ RHD CTC IGR rnational RES PSS y and main RCQ SDE 1,172 int’l base of Aerolineas Argentinas UAQ MDZ AFA LGS stic base of VME PRA COR RCU FDO serving also Uruguay AEP EPA EZE 623 regional traffic LUQ GPO RSA Cordoba ), Bariloche (BRC), El Palomar (EPA), Salta (SLA), Tucuman (TUC) and Rosario (ROS) AA2000 airport network handles 90% of the airport traffic in the country Chile MDQ 248 189 148 144 144 143 105 95 BRC VDM PMY – EQS Note: Analysis excludes airstrips, Aeroclubs and small aerodromes. CRD RGL RGA 48 Source: ANAC, Aeropuertos Argentina 2000, ALG analysis 3 onal AA2000 Gateway AA2000 International AA2000 Domestic Non AA2000 1,079 11,518 11,513 735 2,719 699 3,418 1,780 507 2,287 1,837 1,609 1,545– EZE is the main inte 1,406gateway to the countr 949 900 734– AEP is the main dome 663Aerolineas Argentinas, 386 376– There are also 6 other 345 336international airports: 314(COR), Mendoza (MDZ 275 79 75 61 59AA2000 Domestic 57 54AA2000 International 53Non AA2000 Domestic 39Non AA2000 Internati 37 10

Executive summary

Two commercial airports are serving Buenos Aires metropolitan area (15 M inhabitants) after El Palomar (EPA) closure: Aeroparque (AEP) and Ezeiza (EZE)

Buenos Aires Multi-airport system


San Fernando Airport (FDA)
- General aviation
- Operator: Aeropuertos Argentina 2000
30 km
20 km
10 km
FDO
AEP
Buenos Aires
EPA
EZE
30′
50′

Buenos Aires airport system has a combined capacity of 50 Mpax with AEP and EZE. Current demand is 25 Mpax (pre COVID) so Buenos Aires can double demand with two commercial airports (AEP & EZE). For traffic volumes over 50 Mpax (very long term vision), two options arise: constructing a 3rd RWY in EZE or reopening EPA

International gateway to accommodate long term growth

- **Ezeiza (EZE):** Handled 12.7 Mpax in 2019. Argentina's main international gateway, being the main international base of Aerolineas Argentinas. EZE should be able to offer Dom-Int connections to consolidate its gateway positioning (following the example of Guarulhos (GRU) in Sao Paulo).

Premium domestic airport in the city center

- **Aeroparque (AEP):** Handled 12.3 Mpax in 2019. Located in the city center, serves domestic and regional traffic. Before COVID outbreak was close to saturation. The airport aims to become a premium airport as Congonhas (CGH) in Sao Paulo, with focus on short haul routes and business travelers.

Low-cost base as a complement to the system

- **El Palomar (EPA):** handled 1.7 Mpax in 2019, was a base for LCC. Traffic volumes do not justify its existence and it was closed. EPA could become operational again in the long term, when demand achieves certain critical volumes, as it happened with Viracopos (VCP) in SP.

4

ALG

Executive summary In 2010-2019 decade, domestic traffic grew thanks to an increasing propensity to fly, a metrics that is Factors of air traffic growth in directly Argentina related to the expansion of the middle class Domestic propensity to fly 2019 (DOM trips per capita) vs. GDP per capita (USD 2019) 0.55 0.50 0.45 0.40 0.35 0.30 0.25 0.20 0.15 0.10 0.05 0.00 1 Economic development x1,75-2 The expansion of middle class with a higher propensity to fly 2 na 2019 Argentina 201 Growing tourist demand and internationalization 3 0 2,000 4,000 6,000 8,000 10,000 12,000 14,000 16,000 – Argentina GDP and GDP per capita have been flat during the last decade, as the country suffered important economic crises. The country’s economy growth has been the lowest compared to its neighboring countries. However, air transport sector was growing even the stagnation of the economy, showing resilience and clear latent demand for air transport. The domestic traffic grew thanks to an increasing propensity to fly. This ratio of trips per capita represents the population that has flown domestically in one year and its increase is associated to the expansion of the middle class, as it happened in Argentina. Chile has the highest propensity to fly due to its orography and its high purchasing power. Argentina, presenting similar orographic and socioeconomic conditions, has the potential to grow between 75-100%. Progressive air transport liberalization 4 – Development of low-cost business model 5 – 5 Intrinsic to the aviation industry Extrinsic to the aviation industry Chile Co lombia Brazil Mexico Peru Argenti 0

Executive summary

Argentina handled >14 M int'l passengers by air before COVID-19 outbreak, this traffic segment was fueled by the development of outbound traffic

Factors of air traffic growth in Argentina


Extrinsic to the aviation industry
Intrinsic to the aviation industry
1 Economic development
2 The expansion of middle class with a higher propensity to fly
3 Growing tourist demand and internationalization
4 Progressive air transport liberalization
5 Development of low-cost business model

Evolution of inbound/outbound traffic (Millions)


Outbound
Inbound
2012 11.1 58% 42%
2013 11.1 59% 41%
2014 11.2 58% 42%
2015 11.5 64% 36%
2016 12.7 67% 33%
2017 14.6 68% 32%
2018 14.9 66% 34%
2019 14.2 63% 37%
2020 3.2 63% 37%

- Argentina international traffic was growing at 3.5% CAGR during the last decade (2010-2019), mainly fueled by outbound traffic (CAGR 4.8%).

Outbound: Argentinians traveling abroad

- International propensity to fly of Argentinians (outbound) has grown significantly mainly due to the expansion of the middle class.
- Outbound reached 63% of total int'l traffic and there is further potential to develop this segment compared to the country's socioeconomic position.

Inbound: international travelers visiting Argentina

- Inbound segment grew organically during the last decade (1.6% CAGR) and represented 37% of total international traffic in 2019.
- The country has an enormous touristic potential and it is expected that inbound traffic can continue to grow organically.

6

ALG

Executive summary

Liberal policies (e.g. deregulation of domestic fares) attracted new LCCs, travel costs decreased and traffic was stimulated (but market is not mature yet)

Factors of air traffic growth in Argentina

Extrinsic to the aviation industry

1. Economic development
2. The expansion of middle class with a higher propensity to fly
3. Growing tourist demand and internationalization

Intrinsic to the aviation industry

4. Progressive air transport liberalization
5. Development of low-cost business model

Kirschnerism '03-'15

- Kirschnerism was a political movement founded in 2003 which continued during 3 mandates
- During this period, the government focused on protectionist measures, maintaining the market closed for new entrants and sheltering Aerolineas Argentinas from international and domestic competition
- **Re-nationalization of Aerolineas Argentinas and Austral (2008)** through the purchase of the companies' shares from Interinvest, controlled by the Spanish group Marsans

Macrinism '15-'19

Macri's "Aviation Revolution"

- **Deregulation of domestic fares (2018):** The new resolution authorized airlines to sell tickets below the minimum price, which was into place since 2002. The former regulation limited competition, preventing new entrants of underprice state airlines
- **International airlines** were allowed to serve Argentina's secondary markets
- LATAM Airlines Argentina was given freedom to expand
- Conversion of Buenos Aires El Palomar Airport, former military base, to handle commercial aviation as an LCC base
- Expansion and upgrading of airports

flybondi JetSMART norwegian Avianca

Kirschnerism '19-'23

- **Covid-19** – The impact of the pandemic was aggravated due to the economic crisis and devaluation of the currency
- Argentina's prolonged closure, strong restrictions and lack of predictability resulted in the **exit of many operators**: Air New Zealand, Emirates, Qatar airways, LATAM Argentina
- **Additional 35% tax on international air tickets was announced**, which could further reduce Argentina's attractiveness for airlines

7

ALG

Executive summary

COVID-19 crisis has caused the closure of various Argentinian airlines; only three are operational in the domestic market in Sep-21

Current situation of the main airlines in Argentina

Airline	Market share (%) AR DOM 2019	Market share (%) AR INT 2019	Fleet Sep-2021 (in service + inactive aircrafts)	Airline highlights and key aspects
Aerolíneas Argentinas	64.4%	24.7%	78	- Currently 33 aircraft are inactive; although 12 narrow body aircraft have been ordered for 2023-2025 - Main domestic & regional connectivity at Aeroparque; domestic flights at Ezeiza to feed long-haul flights
LATAM	14.8%	22%	14 !	- On Jun-20 LATAM group announced the closure of LATAM Airlines Argentina, diverting its aircraft to other subsidiaries of LATAM Airlines Group - FSC carrier focused on the international market !
andes Líneas Aéreas	3.4%	0.1%	4 !	- All 4 aircraft are currently inactive, no clear plans to re-start operation - Focused on domestic routes with high traffic density - Based at Aeroparque Airport operated with MD-83 !
Avianca Argentina	0.5%	0.1%	2 !	- All 2 aircraft are currently inactive, no clear plans to re-start operation - Focused on domestic short-range routes - Based at Aeroparque Airport !
flybondi	5.4%	0.4%	4	- Low-Cost operator focused on domestic routes with low traffic density operating with B737-800 - Formerly based at El Palomar Airport, expected to relocate its operations to Aeroparque
norwegian	7.7%	N/A	N/A !	- Low-Cost operator focused on domestic routes - Norwegian Argentina was acquired by JetSmart (its aircraft, infrastructure, personnel, routes and slots) !
JetSMART	3.7%	1.5%	4	- Low-Cost operator focused on low-density, high-potential domestic routes, operating with A320-200 - Formerly based at El Palomar Airport, expected to relocate its operations to Ezeiza or Aeroparque

Fleet legend: Regional; Narrow Body; Wide Body

Source: OAG, CAPA

8

ALG

Executive summary

Domestic supply in Argentina has not recovered due to internal air travel restrictions, but most of international routes are likely to re-start in late 2021

2019 Air travel traffic levels recovery trend


Faster recovery
Slower recovery
Domestic leisure trips
International leisure trips
Domestic business trips
International business trips

- **Globally, and according to ACI, domestic traffic is expected to recover in 2023 or faster, while international traffic will return to 2019 levels only in 2024**
- **International** travels will take longer to recovery due to the complexity of governmental regulations, obligatory quarantine periods and uncertainty on policy changes
- **Business trips will recover in a slower pace than leisure trips,** as teleworking and video conferencing have become more popular (Zoom, Google Meet and Microsoft Teams cases) af the pandemic hit the world
- **Business travelers will favor domestic trips over international ones** due to smaller costs, b ticket availability, safety (regarding international travel restrictions) and less risks

Source: McKinsey, ACI

Outlook for COVID recovery in Argentina

- Tourism for neighboring countries is expected to re-open in October 2021
- The presence of LCC in domestic market and capacity at airports can leverage domestic traffic (e.g. faster recovery observed in AEP)
- Cease of operations of LATAM Argentina makes supply recovery harder than in other countries where it keeps local operations (Brazil, Chile, Peru...)
- Restrictions on supply *("cupos")* enforced by Argentinian Government. Aerolineas Argentinas is setting the pace of recovery

The global pattern (Domestic faster recovery than Int'l) might not be the case in Argentina because: (1) Most of int'l travel is related to leisure and (2) there were several airlines exiting the domestic market

9

ALG

Executive summary Air transport and airport network highlights – DOMESTIC MARKET: Domestic traffic growth was fueled by Argentina’s large latent demand and the expansion of the middle class, resulting in an increased propensity to fly that is still smaller than in comparable countries, which reflects growth potential in the domestic market. Argentina is one of the largest aviation market and economies in Latin America, with a strong growth of the air transport market despite economic stagnation during the last decade. – INTERNATIONAL MARKET: ~63% of Argentina’s international traffic is outbound (9.1 Mpax). International propensity to fly of Argentinians (outbound) has grown significantly mainly due to the expansion of the middle class and this segment has still room for growth according to the country’s socioeconomic position. Inbound traffic is the other ~37% of international traffic. The country has an enormous touristic potential and it is expected that inbound traffic can continue to grow organically. – LIBERALIZATION AND PLAYERS: New entrants (LCC) entered the market during the last decade, mainly thanks to the market opening during Macri’s mandate with liberal policies (e.g. deregulation of domestic fares). The Argentinian market needs that the government supports liberalization measures as the liberal policies were game changers in other LatAm countries, contributing to enhance competition, decrease travel costs and stimulate demand. – COVID OUTBREAK AND EXPECTED RECOVERY: Air transport market in Argentina was severely hit by the COVID outbreak. Out of the 7 airlines operating in the domestic market before COVID-19, only three are still operating: Aerolíneas Argentinas, Flybondi and JetSMART. – Aerolineas Argentinas continues as the leader of the market. The airline is being protected by the Government and the airline is setting the pace of recovery in the country. Flybondi and JetSMART have moved from El Palomar to premium, central Aeroparque. Despite Aeroparque being congested pre-COVID, it has now available slots. Current offering distribution shows that Aeroparque is having a faster recovery than Ezeiza. – Domestic traffic may take more time to recover than international traffic given that (1) most of domestic traffic is related to business whereas international is more leisure-related, (2) there were several airlines exiting the market and (3) other limiting factors such as the establishment of offering restrictions (cupos) to some airlines. 10

Executive summary The forecasting methodology used captures COVID-19 impact in the short term and reflects Methodology the market dynamics in the long term DOMESTIC MACRO VISION – An econometric model reflects the country’s latent demand and growth potential according to its socioeconomic position. – A linear regression is the used with population as the main descriptive variable, as the historical analysis shows even the economy stagnates domestic traffic increases thanks to the development of the middle class with an increasing propensity to fly. INTERNATIONAL MACRO VISION – An econometric model reflects the country potential for international traffic, taking into account the dynamics of both outbound and inbound segments. A linear regression is the used with population as the main descriptive variable for outbound traffic and with the GDP of the countries originating traffic as the main driver of inbound traffic. – DOMESTIC & INTERNATIONAL TRAFFIC RECOVERY – Short term traffic is estimated based on a route by route analysis. For each route: (1) the reopening of each route is estimated based on news and airline analysis plus analysis of government policies and travel restrictions to/from main markets (Brazil, Uruguay, Europe, US, etc.), (2) the recovery pace profile is estimated based on the route profile (business route slower recovery pace than leisure routes), (3) the recovery time assumed proportional to economic recovery, corresponding to the return of passengers' confidence, (4) the final recovery volume assumes the loss of part of the business travelers. Industry reports reveal part of the business traffic will not be recovered due to new paradigms in companies (e.g. videoconference). 11 Short term Long term

Executive summary AA2000 passenger traffic: 10.0% CAGR for the concession period left (‘21-’38), ending the period with AA2000 Traffic forecast (Mpax) 57 Mpax Total Total Total 57.0 56.0 54.9 2019 20202021 2022 2023 2024 2025 2026 2027 2028 2029 2030 2031 2032 2033 20342035 2036 2037 2038 General aviation is not included Source: ALG analysis 12 Historical Forecast 53.8 51.6 49.2 46.7 44.218.7 18.2 17.5 16.9 16.2 15.5 13.214.7 12.8 24.911.3 6.9 36.537.2 29.730.631.532.3 9.624.1 1.921.2 18.0 9.5 6.2 19.0 52.7 50.4 48.0 45.5 42.918.4 17.2 36.916.5 15.8 32.615.1 33.234.034.935.7 27.811.426.827.828.7 3.3 41.041.517.8 38.0 CAGR ‘21-‘24‘24-'38‘21-’38 Dom 36.5%3.3% 8.5% Int 90.0%2.9% 14.7% Total 48.1%3.2% 10.0%

Executive summary AA2000 ATMs: 6.1% CAGR for the concession period (‘21-’38), with potential of 13.1% CAGR increase AA2000 Traffic forecast (kATMs) in international traffic Total Total Total 452 449 445 441 437 432 427 425 422 416 2019 2020 2021 2022 2023 2024 2025 2026 2027 2028 2029 2030 2031 2032 2033 2034 2035 2036 2037 2038 General aviation is included Source: ALG analysis 13 Historical Forecast 398404411 38439166.266.2 96.135766.266.266.2 66.2101.7102.4103.1 92.126566.294.395.696.8 85.7 66.2 164 269273276 67.3205226232 28.4154 85 66.2 66.266.266.266.2 32366.266.266.2 103.7 91.693.0 75.1 15045.1 279 181 54 66.2 97.999.0100.0100.9 23766.2237243248252257261265 104.2 282 CAGR ‘21-‘24‘24-'38‘21-’38 Dom 34.1%2.3% 7.3% Int 88.3%1.4% 13.1% Other 0.0%0.0% 0.0% Total 29.6%1.7% 6.1%

Executive summary Traffic forecast highlights – AA2000 airport network is expected to achieve ~57 Mpax by the end of the concession period (CAGR 10.0% 2021-2038) with ~19 Mpax being international. – Domestic traffic in Argentina is expected to achieve pre-COVID levels in 2026. The market suffered from severe restrictions and Argentina GDP is expected to recover in a slower pace than some neighboring countries. Also, there were several airlines exiting the market (LATAM, Andes, Avianca), so a late recovery is expected, up to 5 years. – International traffic is expected be recovered in 2025, showing high growth rates as traffic bans are progressively removed. It is foreseen to recover faster than domestic traffic given that most of int’l traffic is related to leisure and VFR tourism rather than business-related, which would take longer. – After the recovery, the market is expected to grow at ~3% annually up to 2038, an organic growth based on a macroeconomic analysis, with domestic growing slightly faster than int’l after its late recovery. – AA2000 network is expected to handle ~452.000 operations in its 34 airports by the end of the period (CAGR 6.1% 2021-2038) based on the expected up gauging of the aircraft fleet size used and an organic increase of load factors. 14

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